UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50915

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wolf A. Popper, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21 MAYHEW DRIVE
(No. and Street)

LIVINGSTON	NJ	07039
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Rabinowitz	(212) 269-7271	rr@wolfpopperfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Rabinowitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wolf A. Popper, Inc., as of June 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ivette delgado
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 50026366
MY COMMISSION EXPIRES 11/2/20 to 11/2/2025

IVETTE DELGADO NOTARY PUBLIC NEW JERSEY

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to ~~consolidated~~ financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Tuttle · Bond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Wolf A. Popper, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Wolf A. Popper, Inc. (the "Company") as of June 30, 2023, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, Texas

September 27, 2023

We have served as the Wolf A. Popper, Inc.'s auditor since 2019.

2954 Goehmann Lane * Fredericksburg, TX 78624 * Ph: 512-294-3333 * Fx: 832-534-4154 * Info@TuttleBond.com

Wolf A. Popper, Inc.
Index to the Financial Statements
June 30, 2023

Table of Contents

Wolf A. Popper, Inc.
Statement of Financial Condition
June 30, 2023

ASSETS

Cash and cash equivalents	$	65,645
Commission receivable		3,956
Prepaid expense		1,057
Total Assets	$	70,658

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	7,754
Total Liabilities		7,754
Stockholders' equity:		
Common stock, no par value; 200 shares authorized, issued and outstanding		20,000
Additional paid-in-capital		17,500
Retained earnings		25,404
Total Stockholders' Equity		62,904
Total Liabilities and Stockholders' Equity	$	70,658

The accompanying notes are an integral part of this statement.

Wolf A. Popper, Inc.
Statement of Operations
For the Year Ended June 30, 2023

Revenue:	
Commissions and fees	$ 34,894
Interest and dividend income	4
Total revenue	34,898
Expenses:	
Payroll, commissions and benefits	708
Other general and administrative expenses	21,968
Total expenses	22,676
Income before Income Taxes	12,222
Income Taxes	-
Net Income	$ 12,222

The accompanying notes are an integral part of this statement.

Wolf A. Popper, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2023

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, July 1, 2022	$ 20,000	$ 17,500	$ 13,182	$ 50,682
Net income	-	-	12,222	12,222
Balances, June 30, 2023	$ 20,000	$ 17,500	$ 25,404	$ 62,904

The accompanying notes are an integral part of this statement.

Wolf A. Popper, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2023

Cash flows from operating activities	
Net income	$ 12,222
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Commission receivable	895
Prepaid expenses	(348)
Accounts payable and accrued expenses	(850)
Net cash flows provided by operating activities	11,919
Net change in cash and cash equivalents	11,919
Cash and cash equivalents - July 1, 2022	53,726
Cash and cash equivalents - June 30, 2023	$ 65,645

Supplementary Disclosure of Cash Flows:

Cash paid for:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of this statement.

Note 1. Organization

Wolf A. Popper Inc. (the Company) is a privately held New York state corporation formed for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

All Company revenues were related to mutual funds.

Note 2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash Equivalents
For the purpose of calculating changes in cash flows, cash equivalents includes all highly liquid short-term investments with original maturity date of three months or less. There were no cash equivalents as of June 30, 2023.

Revenue recognition
ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company sells mutual fund products. The Company believes that its performance obligation is the sale of the mutual fund product to the investors and as such is filled on the date the agreement is executed. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees are recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Commission revenues and related fees are recognized as the performance obligations are satisfied and the Company is reasonably assured of their collection.

Leases
Effective July 1, 2022, the Company adopted the provisions of Accounting Standards Codification ("ASC") 842, Leases, as amended. The Company has elected a practical expedient to not apply the recognition requirement to leases with a term of less than one year (short term leases). For the year ended June 30, 2023, the Company was not party to any lease with a term greater than one year, therefore the adoption of ASC 842 did not have an effect on these financial statements.

Note 2. Summary of Significant Accounting Policies (continued)

Income taxes
The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of June 30, 2023, the Company has available for federal, state and city income tax purposes net operating loss ('NOL") carryforwards of $23,354 that may be used to offset future income through the year ending June 30, 2041. No federal or state tax benefit has been reported in the accompanying financial statements since the Company believes that its net deferred tax asset of $4,904 is not realizable and therefore expensed to a valuation allowance account. Accordingly, the potential deferred tax benefit is fully offset by a valuation allowance of $4,904. The change in the valuation allowance was $(706) for the year ended June 30, 2023. All tax returns from fiscal years 2018 to 2022 are subject to IRS audit.

Note 3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Note 3. Fair Value of Financial Instruments (continued)

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, commissions receivable, and accounts payable and accrued expenses in the balance sheet approximate fair value at June 30, 2023 because of their short-term nature.

Note 4. Commitments and Contingencies

The Company maintains an office in New York City, New York and pays rent on a "month to month" basis. The Company is not committed to a lease requiring minimum monthly rent payments.

Note 5. Off-Balance Sheet Risk

For the year ended June 30, 2023 the Company maintained a limited business dealing only in mutual funds transactions and did not introduce transactions for the benefit of clients through a clearing broker dealer as it had done in the past. Therefore, the clearing agreement, in which the Company would (under certain conditions) be liable to indemnify the clearing broker for any losses incurred by its clients, no longer exists. This change resulted in a significant decrease in off balance sheet risk as compared to prior periods.

Note 6. Concentrations of Credit Risk

The Company may from time to time keep cash balances at banks in excess of insured amounts.

Note 7. Related Party Transaction

Wolf A. Popper leases office space from its parent company on a month-to-month basis. The month-to-month rent has been waived as the firm was not manning the office at 40 Wall Street. The total amount paid to the parent for the year ended June 30, 2023 equaled $0.

Note 8. Subsequent Events

The Company has made a review of material subsequent events from June 30, 2023 through September 27, 2023 and found no material subsequent events reportable during this period.

Wolf A. Popper, Inc.
Computation of Net Capital Under S.E.C. Rule 15C3-1
June 30, 2023

Total Stockholders' Equity		$	62,904
Less: non-allowable assets			5,013
Net capital			57,891
Greater of:			
Minimum dollar net capital required	$ 5,000		
or			
Minimum net capital required: (6.67% of aggregate indebtedness $7,754)	$ 517		5,000
Excess net capital		$	52,891

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	7,754
Percentage of aggregate indebtedness to net capital		0.13 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report, as of June 30, 2023.

Wolf A. Popper, Inc.
Reconciliation of Net Capital with Focus Report
June 30, 2023

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 52,891
Net capital per audited report, June 30, 2023	$ 52,891
Difference	$ -

Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End June 30, 2023

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(1)

Robert Rabinowitz
Wolf A. Popper, Inc.
21 Mayhew Drive,
Livingston, NJ 7039

Dear Robert Rabinowitz:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Wolf A. Popper, Inc. identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Wolf A. Popper, Inc. stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year ended 6/30/2023, without exception, or, with exception, as noted in the Representation Letter of Exemption. Wolf A. Popper, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wolf A. Popper, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC

Fredericksburg, TX
September 27, 2023

Wolf A. Popper, Inc.
21 Mayhew Drive,
Livingston, NJ 7039

Wolf A. Popper, Inc. Exemption Report

To: Tuttle & Bond PLLC

Re: 17 C.F.R. § 240.15c3-3(k)

Wolf A. Popper, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(1)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Wolf A. Popper, Inc.

I, Robert Rabinowitz, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

____

President